SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of December 2003

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                                     Form 20-F  X   Form 40-F
                                               ---            ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                           Yes            No
                                               ---           ---

Enclosures:

1.       Press release dated: December 1, 2003

          OTE Announces Extension of Share Buy Back Program

    ATHENS, Greece--(BUSINESS WIRE)--Dec. 1, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that an Extraordinary General Meeting held today has approved a one-year extension of its share buyback program, which had been authorized by shareholders on October 17, 2002, and had expired on October 16, 2003. Under the expired program, OTE has purchased 432,490 shares at an average price of EUR9.25 per share. Under all previous share buy back programs up to the present, OTE has purchased a total of 13,903,810 shares or 2.75% of all shares outstanding, at an average price of EUR19.92 per share. (Pursuant to Law 2190/1920, OTE has the right to buy up to 10% of its authorized capital, or 50,405,419 shares.) Under the new program, which becomes effective December 2, 2003 and expires on December 1, 2004, OTE is authorized to purchase up to 30,000,000 shares, or approximately 6.1% of all shares outstanding, for a price per share ranging between EUR5 and EUR15.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.


    CONTACT: OTE
             Dimitris Tzelepis - Group Investor Relations Officer
             +30 210 611 1574
             dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             +30 210 611 1428
             brakon@ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400
             or
             New York: +1 212-889-4350
             ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.



Date: 1 December 2003              By:    /s/ Iordanis Aivazis
                                          --------------------------------
                                   Name:  Iordanis Aivazis
                                   Title: Chief Financial Officer